SUNGOLD INTERNATIONAL HOLDINGS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

LOEWEN, STRONACH & CO.
Chartered Accountants

AUDITOR’S REPORT

To The Shareholders of Sungold International Holdings Corp.:

We have audited the consolidated balance sheet of Sungold International Holdings Corp. (a development stage company) as at August 31, 2005 and 2004 and the consolidated statements of loss and deficit and cash flows for the years ended August 31, 2005, 2004 and 2003 and for the cumulative period from April 7, 1986 (inception) to August 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2005 and 2004 and the results of its operations and cash flows for the years ended August 31, 2005, 2004 and 2003 and for the cumulative period from April 7, 1986 (inception) to August 31, 2005 in accordance with Canadian generally accepted accounting principles which differ in certain respects from United States generally accepted accounting principles (refer to Note 13).

“Loewen, Stronach & Co.”

Chartered Accountants

Vancouver, BC
December 28, 2005

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as described in Note 2 (a) to the financial statements. Our report to the shareholders dated December 28, 2005, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Loewen, Stronach & Co.”

Chartered Accountants

Vancouver, BC, Canada
December 28, 2005

SUNGOLD INTERNATIONAL HOLDINGS CORP.

CONSOLIDATED BALANCE SHEET

AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

	2005	2004
	$	$

ASSETS

CURRENT ASSETS
Cash	10,876	93,411
Canadian goods and services input tax credit	43,065	92,246
Prepaid expenses and deposits	22,087	58,768
	76,028	244,425
PRE-DEVELOPMENT COSTS (Note 3)	224,898	825,154
EQUIPMENT (Note 4)	628,012	522,455
	928,938	1,592,034

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	244,075	200,334
Loans payable (Note 7c)	12,500	9,696
Current obligation under capital leases (Note 6)	7,120	-
	263,695	210,030
OBLIGATION UNDER CAPITAL LEASES (Note 6)	14,519	-
	278,214	210,030

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 5)	21,078,648	19,959,566
CONTRIBUTED SURPLUS (Note 5d)	190,457	51,922
DEFICIT	(20,618,381)	(18,629,484)
	650,724	1,382,004
	928,938	1,592,034

Going concern – Note 2
Operating lease commitment - Note 8
Subsequent events – Note 12

APPROVED BY THE DIRECTORS:

“Art Cowie”	Director

“Donald R. Harris”	Director

(See accompanying notes to consolidated financial statements)

SUNGOLD INTERNATIONAL HOLDINGS CORP.

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

	April 7, 1986
	(inception) to
	August 31, 2005	2005	2004	2003
	$	$	$	$
REVENUE

Gain on disposition of marketable securities	838,947	-	-	-

EXPENSES

Impairment write-down of pre-development costs	6,460,304	628,246	-	2,017,420
Advertising and promotion	3,317,206	55,443	122,508	594,941
Professional and consulting fees	3,022,136	566,803	488,500	547,829
Management fees and salaries	1,934,294	46,688	58,353	286,603
Investor relations	1,169,813	133,306	35,192	214,843
Travel and conferences	1,109,935	75,970	168,116	201,229
Office and miscellaneous	837,399	43,756	59,673	164,044
Internet services	799,574	29,559	23,831	184,249
Amortization	794,558	140,449	126,899	144,616
Office rent and services	580,815	60,896	63,452	80,595
Transfer agent and filing fees	373,265	30,658	50,287	33,078
Insurance	263,786	833	563	61,470
Financing fees	218,000	-	-	-
Stock based compensation	190,457	138,535	-	51,922
Finder fees	154,031	-	-	-
Interest and bank charges	113,668	5,222	12,561	8,302
Settlement agreements	71,178	31,178	-	-
Interest on capital leases	29,228	2,600	1,005	11,962
Fees and commissions	29,741	-	-	-
Prizes	1,547	-	-	4,336
Loss on disposition of equipment	826	-	826	-
Quebec capital tax	500	-	-	250
Foreign exchange loss (gain)	(14,933)	(1,245)	(48)	10,269
	21,457,328	1,988,897	1,211,718	4,617,958
LOSS	20,618,381	1,988,897	1,211,718	4,617,958
DEFICIT– BEGINNING	-	18,629,484	17,417,766	12,799,808
DEFICIT – ENDING	20,618,381	20,618,381	18,629,484	17,417,766

Weighted average number of shares		111,579,338	92,239,057	63,900,867
Adjusted for Sept 8, 2003, 21 for 20 stock split		-	-	3,993,531
		111,579,338	92,239,057	67,894,398

Loss per share		0.0178	0.0131	0.0680

(See accompanying notes to consolidated financial statements)

SUNGOLD INTERNATIONAL HOLDINGS CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

	April 7, 1986
	(inception) to
	August 31, 2005	2005	2004	2003
	$	$	$	$
OPERATING ACTIVITIES
Loss	(20,618,381)	(1,988,897)	(1,211,718)	(4,617,958)
Items not involving cash:
Write-down of pre-development costs	6,460,303	628,246	-	2,017,420
Amortization	794,558	140,449	126,899	144,616
Stock-based compensation	190,457	138,535	-	51,922
Issuance of private placement units or common shares for
services	233,777	233,777	-	-
Gain on disposition of marketable securities	(838,947)	-	-	-
Loss on disposition of equipment	14,858	-	826	-
	(13,763,375)	(847,890)	(1,083,993)	(2,404,000)
Cash provided (used) by changes in non-cash working capital
items:
Canadian goods and services tax input tax credit	(43,065)	49,181	(48,197)	(25,981)
Prepaid expenses	(22,087)	36,681	(54,614)	370,799
Accounts payable and accrued liabilities	244,073	43,739	25,096	142,414
	(13,584,454)	(718,289)	(1,161,708)	(1,916,768)
INVESTING ACTIVITIES
Pre-development costs (See Note 3 below)	(5,275,823)	(5,996)	(63,112)	(11,146)
Proceeds of disposition of equipment	38,028	-	23,682	-
Acquisition of equipment (see Note 4 below)	(1,392,826)	(220,221)	(69,580)	(207,414)
	(6,630,621)	(226,217)	(109,010)	(218,560)
FINANCING ACTIVITIES
Loans payable (See Note 5 below)	2,588,228	610,774	1,377,503	317,764
Repayment of obligation under capital leases (see Note 4	(61,164)	(4,135)	(17,253)	(19,423)
below)
Issuance of shares	15,973,140	255,332	-	1,835,162
Proceeds of disposition of marketable securities	1,725,747	-	-	-
	20,225,951	861,971	1,360,250	2,133,503

INCREASE (DECREASE) IN CASH	10,876	(82,535)	89,532	(1,825)
CASH – beginning	-	93,411	3,879	5,704
CASH – ending	10,876	10,876	93,411	3,879

Notes to statement of cash flows:

1)	Cash consists of balances with banks

2)	Interest and income taxes paid:
	Interest paid	191,163	7,822	13,566	20,276
	Income taxes paid	-	-	-	-

3)	During the year, the Company issued 300,000 common shares in lieu payment of $21,994 consultant fees for its SafeSpending™ Project in addition to cash payments

4)	During the year, the Company acquired at an aggregate cost $26,961 of computer hardware under capital leases, including a $1,177 deposit in addition to cash payments.

5)

During in the year the Company issued 9,700,000 private placement units to settle $607,979 of debts. Since April 7, 1986 (inception) to August 31, 2005, the Company issued 40,950,000 private placement units to settle $2,575,737 of debts

(See accompanying notes to consolidated financial statements)

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 1	NATURE OF OPERATIONS

Sungold International Holdings Corp. (the “Company” or “Sungold”) is continued under the Canada Business Corporations Act and is a publicly traded company on the OTC bulletin board under the symbol SGIHF. The principal activity is developing and promoting a proprietary pari-mutuel wagering virtual horseracing project, commercial advertising time on the product, and an internet payment system. To date, the Company has not earned significant revenues and is considered to be in a development stage.

Note 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Going concern

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly owned legal subsidiaries: SafeSpending Inc., Horsepower Broadcasting Network Inc., Racing Unified Network (R.U.N.) Inc., and Horsepower Broadcasting Network (HBN) International Ltd.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The recoverability of the amounts shown for pre-development costs is primarily dependant on the ability of the Company to put its pre-development projects into economically viable products in the future. The Company plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options, share purchase warrants, and through private placements, public offerings or joint-venture participation by others.

There is significant doubt about the appropriateness of the use of the going concern assumption because the Company experienced significant recurring losses from operations and has experienced significant negative cash flow from operations over a number of years.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the successful completion of the actions taken or planned, which management believes will mitigate the adverse conditions and events which raise doubt about the validity of the "going concern" assumption used in preparing these financial statements. There is no assurance that the Company will be successful in its efforts.

The financial statements do not reflect adjustments that would be necessary if the "going concern" assumption is not appropriate. If the "going concern" basis is not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

b)	Commitments and Contingencies

The Company’s activities are subject to various governmental laws and regulations relating to pari- mutuel wagering virtual horseracing product, internet payment system, copyrights, trademarks and patents. These regulations are continually changing. The Company will require approval under all applicable laws and regulations.

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 2 -

Note 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of financial statements and revenue and expenses for the year reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant. There are significant estimates on the deferred pre-development costs and equipment amortization policy. Actual results could from those estimates.

d)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Horsepower Broadcasting Network (HBN) International Ltd., SafeSpending Inc., and Racing Unified Network (R.U.N.) Inc. All inter-company transactions and balances have been eliminated. In January 2005, the Company wound up a wholly owned subsidiary, Horsepower Broadcasting Network Inc.

e)	Translation of Foreign Currencies:

Accounts recorded in foreign currency have been converted to Canadian dollars as follows:

• Current assets and current liabilities at exchange rates at the end of the year;
• Other assets at historical rates;
• Revenues and expenses at the average rate of exchange for the month incurred.

Gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.

f)	Pre-development costs

The Company is in the development stage and capitalizes all costs related to its pre-development projects in accordance with Accounting Guideline No. 11, “Enterprises in the Development Stage”, issued by the Canadian Institute of Chartered Accountants. These costs will be amortized on the basis of revenue generated in relation to the project following commencement of operations. When management decides a project is to be abandoned, costs of the abandoned project are written off to operations.

The costs deferred at any time do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the Company successfully developing the project.

…/ 3

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 3-

Note 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g)	Equipment and Amortization

Equipment is recorded at cost with amortization provided on a declining balance as follows:

Software – Horsepower®	20%
Computer hardware	30%
Computer software	100%
Computers under capital leases	30%
Office equipment	20%

The above rates have been utilized to reflect the anticipated life expectancy. In the year acquired and put in use, only one-half the normal rate is applied.

h)	Income Taxes

Income taxes are provided for in accordance with the liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statements carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in rates is included in operations in the year in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

i)	Loss Per Share

Loss per share is determined using the treasury stock method on the weighted average number of shares outstanding during the year. All outstanding options, purchase warrants and private placement units are anti-dilutive, and therefore have no effect on the determination of loss per share.

j)	Stock-based Compensation Plans

The Company follows the fair value method of accounting for its stock-based compensation plans. The fair value of the stock options awarded is determined at the grant date using the Black-Sholes option pricing model. The Company recognizes compensation expense at the time the options are granted, since the options are immediately vested.

Shares issued for services received in lieu of payment in cash are valued according to the market value of the shares at the time the service is provided.

…/ 4

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 4-

Note 3	PRE-DEVELOPMENT COSTS

a)	SafeSpending™ project

In May 2001, a subsidiary of the Company, SafeSpending Inc., acquired all the rights to an internet payment system technology which is a spending system that can be used to make anonymous purchases online from merchants and individuals. The agreement provides SafeSpending Inc. with all copyrights, trademarks, source codes and intellectual property and the Company has patents pending in 105 countries for the SafeSpending™ anonymous payment system. During the year, the Company entered into consulting agreements with the two individuals from whom the rights were acquired, to assist in the further development of the project. The contracts are for six months from July 20th , 2005, and the consultants each received total compensation of 150,000 shares, having a total value at the time of $10,997 each.

	August 31		Impairment	August 31
	2004	Additions	Write off	2005
	$	$	$	$
Acquisition cost	62,300	-	-	62,300
Legal and consulting fees	55,489	24,155	-	79,644
	117,789	24,155	-	141,944

b)	Horsepower® project

Horsepower® World Pool Virtual Horse Racing System is a proprietary, pari-mutuel wagering product operated by Horsepower Broadcasting Network (HBN) International Ltd., a subsidiary of the Company. The product is being offered to Licensed facilities and Authorized Racetrack Affiliates. Development of this project is largely complete but there are no operating installations as of the date of this statement.

The hardware and software development costs are capitalized under equipment and amortized annually when put in use, and legal fees for trademark applications for Horsepower® were deferred under its HorsepowerTM project.

	August 31		Impairment	August 31
	2004	Additions	Write off	2005
	$	$	$	$
Legal and consulting fees	79,119	3,835	-	82,954

…/ 5

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 5 -

Note 3	PRE-DEVELOPMENT COSTS (continued)

c)	Vancouver Racecourse / Richmond Equine Training Centre project

In July 2004, the Company obtained an option to purchase 126 acres of land southwest of No. 8 Road and Westminster Highway in Richmond, BC, Canada (“Land”) for the purpose of developing a horse training complex, subject to approval of all zoning and regulatory authorities. The agreement gave the Company the option to purchase the Land for $10,500,000 until January 2, 2005. During the year, the management decided not to pursue the project and did not exercise the land purchase option, cancelled the letter of intention to issue six million common treasury shares related to the project at $4.00 per share and expensed the deferred pre-development costs of the project.

	August 31		Impairment	August 31
	2004	Additions	Write off	2005
	$	$	$	$
Consulting and legal fees	616,718	-	616,718	-
Options	10,000	-	10,000	-
Other direct costs	1,528	-	1,528	-
	628,246	-	628,246	-

			Impairment
	2004	Additions	Write off	2005
	$	$	$	$

TOTAL PRE-DEVELOPMENT COSTS	825,154	27,990	628,246	224,898

Note 4	EQUIPMENT

		2005		2004
	Cost	Less	Net Book	Net Book
		Accumulated	Value	Value
		Amortization
	$	$	$	$
Software – Horsepower®	1,033,216	493,386	539,830	446,938
Computer hardware	324,598	261,926	62,672	75,517
Computers under capital leases	26,961	4,044	22,917	-
Computer software	4,701	2,351	2,350	-
Office equipment	270	27	243	-

	1,389,746	761,734	628,012	522,455

…/ 6

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 6 -

Note 5	SHARE CAPITAL

	2005	2004
	$	$
Authorized:
Unlimited common shares without par value
100,000,000 Class “A” preference shares
without par value
100,000,000 Class “B” preference shares
without par value

Issued and outstanding:
119,607,800 common
(August 31, 2004 – 103,364,740 common)	21,078,648	19,959,566

a)	Shares issued during the year:	2005		2004
		#	$	#	$
	For cash	3,383,060	255,332	-	-
	Non-cash transactions:
	- for services provided	3,160,000	255,771	-	-
	- for debt settlement	9,700,000	607,979	19,500,000	1,385,197
		12,860,000	863,750	19,500,000	1,385,197
	- 21 for 20 stock split – Sept 8/03	-	-	3,993,531	-

		16,243,060	1,119,082	23,493,531	1,385,197

b)	Stock options and stock based compensation:

The Company has a fixed stock option plan on the issuance of options of up to 10% of the Company’s issued share capital. The following are incentive share purchase options outstanding:

Date of Grant	Price	Balance Aug 31, 2004	Granted	Exercised / Expired / Cancelled	Balance August 31, 2005	Expiration date
Feb 16, 2001	US$0.1500	100,000	-	-	100,000	Feb 16, 2006
Feb 28, 2001	US$0.0600	1,050,000	-	-	1,050,000	Feb 28, 2006
Mar 5, 2001	US$0.0850	79,900	-	-	79,900	Mar 5, 2006
Aug 10, 2001	US$0.1200	300,000	-	-	300,000	Aug 10, 2006
Dec 20, 2001	US$0.0900	100,000	-	-	100,000	Dec 20, 2006
Jan 4, 2002	US$0.0800	730,764	-	-	730,764	Jan 4, 2007
Jan 24, 2002	US$0.0725	400,000	-	-	400,000	Jan 24, 2007
Oct 11, 2002	US$0.1500	200,000	-	-	200,000	Oct 11, 2007
Oct 16, 2002	US$0.1500	300,000	-	-	300,000	Oct 16, 2007
Jan 23, 2003	US$0.1100	136,000	-	-	136,000	Jan 23, 2008
May 27, 2003	US$0.0500	64,000	-	-	64,000	May 27, 2008
May 28,2003	US$0.0500	150,000	-	-	150,000	May 28,2008
Apr 14, 2005	US$0.1200	-	1,000,000	-	1,000,000	Mar 31, 2007
May 27, 2005	US$0.1200	-	750,000	-	750,000	Mar 31, 2007
Jun 1, 2005	US$0.1200	-	500,000	-	500,000	Mar 31, 2007
Jun 1, 2005	US$0.1200	-	500,000	-	500,000	Mar 31, 2007
Jun 6, 2005	US$0.1200	-	500,000	-	500,000	Mar 31, 2007
Jul 1, 2005	US$0.1200	-	500,000	-	500,000	Mar 31, 2007
Jul 20, 2005	US$0.1200	-	500,000	-	500,000	Mar 31, 2007
		3,610,664	4,250,000	-	7,860,664

…/7

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 7 -

Note 5	SHARE CAPITAL (continued)

b)	Stock options and stock based compensation (continued):

In 2001, the Canadian Institute of Chartered Accountants issued Section 3870 for Stock-based Compensations, which requires the use of fair value based method for fiscal years beginning on or after January 1, 2002, and applies to awards granted on or after the date of adoption. The Company adopted the recommendations prospectively for the fiscal year starting September 1, 2002.

Under this fair value based method, the value of a stock-based compensation plan is the sum of two component parts: its intrinsic value and its time value. The intrinsic value reflects the extent to which it is “in the money” at any date, and the time value is the value of the potential increases to the plan holder at any given time. The estimated time value is added to the intrinsic value to determine the fair value of the plan at any time.

Since September 1, 2002, the Company granted 5,100,000 share purchase options as follows:

Date of Grant	Price	Granted #	Exercisable #	Exercised #	Compensation $	Expiration date
Option granted in fiscal 2003:
Oct 11, 2002 Oct 16, 2002 Jan 23, 2003 May 27, 2003 May 28,2003	US$0.1500 US$0.1500 US$0.1100 US$0.0500 US$0.0500	200,000 300,000 136,000 64,000 150,000	200,000 300,000 136,000 64,000 150,000	- - - - -	16,600 24,900 8,282 640 1,500	October 11, 2007 October 6, 2007 January 23, 2008 May 27, 2008 May 27, 2008
Total granted		850,000	850,000	-	51,922
Outstanding Aug 31, 2003		850,000	850,000	-
Option granted in fiscal 2004:		-	-	-	-
Outstanding Aug 31, 2004		850,000	850,000
Option granted in fiscal 2005:
Apr 14, 2005 May 27, 2005 Jun 1, 2005 Jun 1, 2005 Jun 6, 2005 Jul 1, 2005 Jul 20, 2005	US$0.1200 US$0.1200 US$0.1200 US$0.1200 US$0.1200 US$0.1200 US$0.1200	1,000,000 750,000 500,000 500,000 500,000 500,000 500,000	1,000,000 750,000 500,000 500,000 500,000 500,000 500,000	- - - - - - -	32,597 24,448 16,307 16,307 16,298 16,290 16,288	Mar 31, 2007 Mar 31, 2007 Mar 31, 2007 Mar 31, 2007 Mar 31, 2007 Mar 31, 2007 Mar 31, 2007
Total granted		4,250,000	4,250,000	-	138,535
Outstanding Aug 31, 2005		5,100,000	5,100,000

…/ 8

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 8 -

Note 5	SHARE CAPITAL (continued)

b)	Stock options and stock based compensation (continued):

The fair value of each option granted is estimated on the date of the grant using the Black-Sholes option pricing model with the following assumptions:

Risk-free interest rate	2.82% to 3.00%
Dividend yield	0
Estimated hold period prior to exercise (years)	2 to 3 year
Volatility in the price of the Company’s common shares	120% to 150%

Between January 1, 2002 and August 31, 2002, the Company granted 946,764 share purchase options to directors at US$0.08 per share until Jan 4, 2007, 136,000 share purchase options to a director at US$0.08 per share until Jan 15, 2007, 400,000 share purchase options to a director at US$0.0725 per share until Jan 24, 2007, 136,000 share purchase options to a director at US$0.23 per share until March 26, 2007 and 272,000 share purchase options to a director at US$0.20 per share until May 17, 2007.

Had compensation cost of the stock based employee compensation been recorded, based upon the fair value of share options, additional compensation expense for the year ended August 31, 2002 would have been $111,430. The pro forma loss per share, assuming this additional compensation expense would have been ($0.0584) . The Pro forma results may be materially different than actual results realized.

The Black-Sholes valuation model was developed for use in estimating the fair value of traded options which are fully transferable and highly traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its director stock options.

Outstanding share purchase options which were issued prior to January 1, 2002, have neither been charged to income nor included in the calculation of the pro forma loss, in accordance with Section 3870 of the CICA Handbook, which took effect prospectively.

…/9

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 9 -

Note 5	SHARE CAPITAL (continued)

c)	Share purchase warrants (see also Note 7e - Related Party Transactions):

Date of Grant	Price	Balance August 31, 2004	Granted	Exercised	Expired / Cancelled	Balance August 31, 2005	Expiration date
Sep 7, 2001	US$0.200	1,000,000	-	-	1,000,000	-	Expired
Oct 24, 2001	US$0.150	420,000	-	-	420,000	-	Expired
Nov 4, 2001	US$0.150	1,000,000	-	-	1,000,000	-	Expired
Dec 14, 2001	US$0.060	2,333,334	-	-	2,333,334	-	Expired
Jan 7, 2002	US$0.060	1,700,000	-	-	1,700,000	-	Expired
Jan 30, 2002	US$0.060	1,000,000	-	-	1,000,000	-	Expired
Mar 1, 2002	US$0.110	300,000	-	-	300,000	-	Expired
Mar 26, 2002	US$0.170	1,000,000	-	-	1,000,000	-	Expired
Apr 4, 2002	US$0.165	1,000,000	-	-	1,000,000	-	Expired
May 7, 2002	US$0.160	400,000	-	-	400,000	-	Expired
May 30, 2002	US$0.150	600,000	-	-	600,000	-	Cancelled
Jul 10, 2002	US$0.075	2,500,000	-	-	2,500,000	-	Cancelled
Jul 24, 2002	US$0.080	250,000	-	-	250,000	-	Cancelled
Jul 23, 2002	US$0.080	1,500,000	-	-	1,500,000	-	Cancelled
Aug 21, 2002	US$0.090	100,000	-	-	100,000	-	Expired
Sep 27, 2002	US$0.080	3,000,000	-	-	3,000,000	-	Cancelled
Nov 1, 2002	US$0.070	3,000,000	-	-	3,000,000	-	Cancelled
Mar 26, 2003	US$0.050	3,000,000	-	-	3,000,000	-	Cancelled
Apr 10, 2003	US$0.040	3,750,000	-	-	3,750,000	-	Cancelled
May 16, 2003	US$0.030	3,000,000	-	-	3,000,000	-	Cancelled
Jun 11, 2003	US$0.030	3,000,000	-	-	3,000,000	-	Cancelled
Jul 7, 2003	US$0.031	2,500,000	-	-	2,500,000	-	Cancelled
Aug 21, 2003	US$0.075	1,000,000	-	-	1,000,000	-	Cancelled
Sep 5, 2003	US$0.060	2,000,000	-	-	2,000,000	-	Cancelled
Oct 31, 2003	US$0.060	2,000,000	-	-	2,000,000	-	Cancelled
Feb 10, 2004	US$0.040	4,000,000	-	-	4,000,000	-	Cancelled
Feb 18, 2004	US$0.045	2,500,000	-	-	2,500,000	-	Cancelled
Mar 30, 2004	US$0.0525	1,500,000	-	-	1,500,000	-	Cancelled
Jun 04, 2004	US$0.060	3,000,000	-	-	3,000,000	-	Cancelled
Aug 20, 2004	US$0.060	4,500,000	-	-	4,500,000	-	Cancelled
Oct 1, 2004	US$0.060	-	2,500,000	-	2,500,000	-	Cancelled
Dec 31, 2004	US$0.050	-	4,000,000	-	4,000,000	-	Cancelled
Jan 19, 2005	US$0.045	-	3,200,000	-	3,200,000	-	Cancelled
May 2, 2005	US$0.150	-	250,000	-	-	250,000	May 31, 2007
May 31, 2005	US$0.050	-	300,000	-	-	300,000	May 31, 2007
May 31, 2005	US$0.050	-	300,000	-	-	300,000	May 31, 2007
May 31, 2005	US$0.050	-	793,260	-	-	793,260	May 31, 2007
May 31, 2005	US$0.150	-	152,500	-	-	152,500	May 31, 2007
May 31, 2005	US$0.150	-	152,500	-	-	152,500	May 31, 2007
Jun 17, 2005	US$0.150	-	52,250	-	-	52,250	Jun 30, 2007
Jun 22, 2005	US$0.150	-	147,500	-	-	147,500	Jun 30, 2007
Jul 20, 2005	US$0.150	-	87,500	-	-	87,500	Jul 31, 2007
Jul 27, 2005	US$0.150	-	50,650	-	-	50,650	Jul 31, 2007
Jul 30, 2005	US$0.150	-	51,000	-	-	51,000	Jul 31, 2007
Aug 5, 2005	US$0.150	-	51,000	-	-	51,000	Jul 31, 2007
		56,853,334	12,088,160	-	66,553,334	2,388,160

…/10

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 10 -

Note 5	SHARE CAPITAL (continued)

d)	Contributed surplus

	2005	2004
	$	$

Contributed surplus – beginning	51,922	51,922
Addition related to stock options granted under fair values	138,535	-
	190,457	51,922
Adjustment related to stock options exercised	-	-
Contributed surplus – ending	190,457	51,922

Note 6	OBLIGATION UNDER CAPITAL LEASES

The Company has two lease agreements for computers accounted for as capital leases. Current payments are $843 monthly, expiring June 2007 through April 2008. The following is a schedule of future lease payments

	2005	2004
	$	$
Total minimum lease payments	26,879	-
Less amount representing interest	(5,240)	-
Balance of obligations	21,639	-
Less current portion	(7,120)	-
Non-current portion	14,519	-

Future annual principal payments required to retire the lease obligations are as follows:

2006	7,120
2007	8,011
2008	6,518
21,639

Note 7	RELATED PARTY TRANSACTIONS

a)

During the year the Company paid $180,301 and has a payable of $22,232, for a total cost of $202,533 for software development to a consulting company for its Horsepower® program. The owner of the consulting company is also the Chief Technical Officer of a subsidiary - Horsepower Broadcasting Network (HBN) International Ltd. The fees are in the normal course of business, which is the amount of consideration established and agreed to by the related parties.

b)	Accounts payable include $51,751 to two directors for consulting service rendered.

c)	The loans payable of $12,500 are from two shareholders with no significant shareholdings. The loans were subsequently converted into common shares (See Note 12 - Subsequent events).

d)

During the year consulting fees of $460,436 (2004 - $392,386) were paid to directors and officers of the Company and subsidiaries of the Company, of which $282,079 was paid by cash and $178,357 was paid by shares, valued at the closing price before the date of settlement. The fees are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

…/11

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 11 -

Note 7	RELATED PARTY TRANSACTIONS (continued)

e)

During the year the Company made agreements with share purchase warrant holders, the Estate of Kim N. Hart, to cancel all the 56,050,000 unexpired warrants issued prior to May 1, 2005 for a consideration of $31,178 (US$25,000) and Ms. Anne Kennedy 250,000 unexpired warrants for $Nil.

The amount is the amount of consideration established and agreed to by the related parties and the Company. The Company recorded the payment as a settlement agreement in the income statement.

Note 8	COMMITMENTS

Future minimum lease payments required on its Vancouver office under operating leases as follows:

Year	Amount
$

2006	40,900
2007	10,200
51,000

In addition, the Company is paying month to month rent for office space in Toronto at the rate of $1,570 per month. There is no lease commitment or long term liability.

Note 9	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, Canadian goods and services input tax credit, accounts payable and accrued liabilities, loans payable and leases payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Note 10	INCOME TAXES AND ACCUMULATED LOSSES

The Company has accumulated non-capital losses for income tax purposes of $10,943,936 which may be carried forward and used to reduce taxable income in future years. Under present tax legislation, these losses will expire as follows:

Year	Amount
$

2006	653,279
2007	1,273,366
2008	1,714,246
2009	2,427,247
2010	2,473,112
2014	1,188,956
2015	1,213,730
10,943,936

The company also has accumulated capital losses from the pre-development projects written-off for income tax purposes of $3,771,802 that may be carried forward indefinitely and used to reduce capital gains in the future.

…/12

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 12 -

Note 10	ACCUMULATED LOSSES AND INCOME TAXES (continued)

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and tax bases of existing assets and liabilities, and are measured using tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion of all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future tax assets considered realizable could change materially in the near term based on future taxable income during the carry forward period.

The Company’s effective income tax rate differs from the combined Canadian federal and provincial income tax rate. The difference results from the following:

	2005	2004
Combined federal and provincial tax rate	35.62%	36.29%

Provision for income taxes:

Income taxes at statutory rate	(708,445)	(439,732)
Adjusted for written-down of pre-development costs	223,781	-
Adjusted for stock based compensation	49,346	-
Other adjustments	261	154
Permanent differences for tax and accounting income	2,726	8,106
Unrecognized deductible temporary difference	432,331	431,472
Income tax expense	-	-

Future income tax assets and liabilities result from the differences between the carrying amount and the tax basis of the following:

	2005	2004

Tax losses carried forward	3,898,230	3,702,791
Difference in tax and accounting valuations for equipment	945	1,247
	3,899,175	3,704,038
Valuation allowance	(3,899,175)	(3,704,038)
Future tax asset	-	-

…/13

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 13 -

Note 11	COMPARATIVE FIGURES

The comparative figures have been reclassified where applicable in order to conform to the presentation used in the current year.

Note 12	SUBSEQUENT EVENTS

Subsequent to the year-end, the Company received $296,036 from the issuance of 2,771,416 private placement shares, for an average share of $0.11 per share.

Subsequent to the year- end, the loans from shareholders of $12,500 were converted to 179,250 shares.

Subsequent to the year-end, the Company issued 1,024,800 shares for services in lieu of payments of $85,030.

Note 13	UNITED STATES ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“CDN GAAP”) which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in United States (“US GAAP”). The Company is considered to be a pre-operational Company under US GAAP.

The significant differences related principally to the following items and the adjustments necessary to restate the loss and shareholders’ equity in accordance with US GAAP are outlined as follows:

a)	Pre-Development Costs

Under CDN GAAP, pre-development expenditures are capitalized and amortized over the benefit period of the deferred expenditures once operations commence or written off if abandoned or impaired. US GAAP requires that pre-development expenditures be expensed as incurred until it is determined that commercially viable operations exist and the expenses then incurred are recoverable.

b)	Foreign Currency Translation

Under US GAAP, all asset and liability accounts are translated at the exchange rates in effect at the balance sheet dates. Income statement amounts are translated at the average rate of exchange for the year. The resulting differences are accumulated in a separate component of shareholders’ equity.

c)	Comprehensive Income

Under US GAAP, SFAS No. 130 requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a year except those resulting from investments by owners and distribution to owners. There is no similar concept under Canadian GAAP. The Company has determined that it had no comprehensive income other than the loss in any of the years presented.

d)	The following are balance sheet items under US GAAP that differ from Canadian GAAP:

	2005	2004	2003
	$	$	$

Pre-development costs	-	-	-
Share capital	25,789,386	24,670,304	23,285,107
Foreign currency adjustments	14,933	13,688	13,640
Accumulated Deficit During Development	(25,568,950)	(24,179,064)	(22,904,186)
Stage

…/15

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 14 -

Note 13	UNITED STATES ACCOUNTING PRINCIPLES (Continued)

e)	The following table summarizes the effect on Deficit of differences between CDN GAAP and US GAAP:

	2005	2004	2003
	$	$	$

Deficit - CDN GAAP	(20,618,381)	(18,629,484)	(17,417,766)
Cumulative effect of previous
years’ adjustments	(5,549,580)	(5,486,420)	(7,502,963)
	(26,167,961)	(24,115,904)	(24,920,729)
US GAAP material adjustments:
• Effect of the write-off of pre-
development costs on net loss	600,256	(63,112)	2,006,274
• Foreign currency adjustments	(1,245)	(48)	10,269
	599,011	(63,160)	2,016,543
Deficit - US GAAP	(25,568,950)	(24,179,064)	(22,904,186)

f)	The following table summarizes the effect on shareholders’ equity after considering the US GAAP adjustments:

				Deficit	Foreign
		Common	Additional	Accumulated	Currency	Total
		Shares	Paid-in	During	Translation	Shareholders’
		Amount	Capital	Development	Adjustments	Equity
				Stage
		$	$	$	$	$
Common Shares issued /net loss:
August 31, 1986
•	Shares for cash	107,501	-	-	-	107,501
•	Net loss under US GAAP	-	-	-	-	-
August 31, 1987		107,501	-	-	-	107,501
•	Shares for cash	166,971	-	-	-	166,971
•	Net loss under US GAAP	-	-	-	-	-
August 31, 1988		274,472	-	-	-	274,472
•	Shares for cash	401,667	-	-	-	401,667
•	Shares for property	227,000	-	-	-	227,000
•	Net loss under US GAAP	-	-	(753,962)	-	(753,962)
August 31, 1989		903,139	-	(753,962)	-	149,177
•	Shares for cash	622,215	-	-	-	622,215
•	Shares for property	1,897,000	-	-	-	1,897,000
•	Net loss under US GAAP	-	-	(575,612)	-	(575,612)
August 31, 1990		3,422,354	-	(1,329,574)	-	2,092,780
•	Shares for cash	100,250	-	-	-	100,250
•	Net loss under US GAAP	-	-	(350,482)	-	(350,482)
August 31, 1991		3,522,604	-	(1,680,056)	-	1,842,548
•	Shares for cash	402,900	-	-	-	402,900
•	Net loss under US GAAP	-	-	(1,420,584)	-	(1,420,584)
August 31, 1992		3,925,504	-	(3,100,640)	-	824,864

…/16

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 15 -

Note 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

				Deficit	Foreign
		Common	Additional	Accumulated	Currency	Total
		Shares	Paid in	During	Translation	Shareholders’
		Amount	Capital	Development	Adjustments	Equity
				Stage
		$	$	$	$	$
August 31, 1992 – balance forward		3,925,504	-	(3,100,640)	-	824,864
•	Shares for cash	465,875	-	-	-	465,875
•	Shares for property	150,000	-	-	-	150,000
•	Net loss under US GAAP	-	-	(289,189)	-	(289,189)
August 31, 1993		4,541,379	-	(3,389,829)	-	1,151,550
•	Shares for cash	576,500	-	-	-	576,500
•	Net loss under US GAAP	-	-	(836,050)	-	(836,050)
August 31, 1994		5,117,879	-	(4,225,879)	-	892,000
•	Shares for cash	175,000	-	-	-	175,000
•	Foreign currency	-	-	-	3,448	3,448
•	Net loss under US GAAP	-	-	(738,384)	-	(738,384)
August 31, 1995		5,292,879	-	(4,964,263)	3,448	332,064
•	Shares for cash	255,750	-	-	-	255,750
•	Foreign currency	-	-	-	3,329	3,329
•	Net loss under US GAAP	-	-	(501,749)	-	(501,749)
August 31, 1996		5,548,629	-	(5,466,012)	6,777	89,394
•	Shares for cash	1,250,000	-	-	-	1,250,000
•	Share-based compensation	1,345,680	-	(1,345,680)	-	-
•	Foreign currency	-	-	-	(1,646)	(1,646)
•	Net loss under US GAAP	-	-	(1,046,798)	-	(1,046,798)
August 31, 1997		8,144,309	-	(7,858,490)	5,131	290,950
•	Shares for cash	1,351,967	-	-	-	1,351,967
•	Share-based compensation	2,078,946	-	(2,078,946)	-	-
•	Foreign currency	-	-	-	11,140	11,140
•	Net loss under US GAAP	-	-	(1,297,719)	-	(1,297,719)
August 31, 1998		11,575,222	-	(11,235,155)	16,271	356,338
•	Shares for cash	1,044,358	-	-	-	1,044,358
•	Share-based compensation	1,286,112	-	(1,286,112)	-	-
•	Foreign currency	-	-	-	(18,372)	(18,372)
•	Net loss under US GAAP	-	-	(1,300,904)	-	(1,300,904)
August 31, 1999		13,905,692	-	(13,822,171)	(2,101)	81,420
•	Shares for cash	2,182,351	-	-	-	2,182,351
•	Foreign currency	-	-	-	18,438	18,438
•	Net loss under US GAAP	-	-	(1,956,433)	-	(1,956,433)
August 31, 2000		16,088,043	-	(15,778,604)	16,337	325,776
•	Shares for cash	2,391,331	-	-	-	2,391,331
•	Foreign currency	-	-	-	12,098	12,098
•	Net loss under US GAAP	-	-	(2,051,962)	-	(2,051,962)
August 31, 2001		18,479,374	-	(17,830,566)	28,435	677,243

…/17

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 16 -

Note 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

				Deficit	Foreign
		Common	Additional	Accumulated	Currency	Total
		Shares	Paid-in	During	Translation	Shareholders’
		Amount	Capital	Development	Adjustments	Equity
				Stage
		$	$	$	$	$
August 31, 2001 – balance forward		18,479,374	-	(17,830,566)	28,435	677,243
•	Shares for cash	2,388,010	-	-	-	2,388,010
•	Foreign currency	-	-	-	(4,526)	(4,526)
•	Net loss under US GAAP	-	-	(2,472,205)	-	(2,472,205)
August 31, 2002		20,867,384	-	(20,302,771)	23,909	588,522
•	Shares issuance	2,417,723	-	-	-	2,417,723
•	Share-based compensation	-	51,922	-	-	51,922
•	Foreign currency	-	-	-	(10,269)	(10,269)
•	Net loss under US GAAP	-	-	(2,601,415)	-	(2,601,415)
August 31, 2002		23,285,107	51,922	(22,904,186)	13,640	446,483
•	Shares issuance	1,385,197	-	-	-	1,385,197
•	Foreign currency	-	-	-	48	48
•	Net loss under US GAAP	-	-	(1,274,878)	-	(1,274,878)
August 31, 2002		24,670,304	51,922	(24,179,064)	13,688	556,850
•	Shares issuance	1,119,082	-	-	-	1,119,082
•	Share-based compensation	-	138,535	-	-	138,535
•	Foreign currency	-	-	-	1,245	1,245
•	Net loss under US GAAP	-	-	(1,389,886)	-	(1,389,886)
August 31, 2002		25,789,386	190,457	(25,568,950)	14,933	425,826

g)	The following table summarizes the effect on Net Loss of differences between CDN GAAP and US GAAP:

	Cumulative	2005	2004	2003
	Amounts
	From
	Apr 7/86 to
	Aug 31/05
	$	$	$	$

Net loss under CDN GAAP	(20,618,381)	(1,988,897)	(1,211,718)	(4,617,958)
US GAAP material adjustments:
• Effect of the write-off of pre-			-	-
development costs on net loss	(224,898)	600,256	(63,112)	2,006,274
• Share-based compensation	(4,710,738)	-	-	-
• Foreign currency adjustments	(14,933)	(1,245)	(48)	10,269
Net loss under US GAAP	(25,568,950)	(1,389,886)	(1,274,878)	(2,601,415)

Loss per share under US GAAP		0.0125	0.0138	0.0383

Weighted average number of shares		111,579,338	92,239,057	67,894,398

…/18

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 17 -

Note 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

h)	The following table summarizes the effect on cash flows after considering the US GAAP adjustment:

Cash flows from operating activities

	April 7, 1986
	(Inception) to	2005	2004	2003
	August 31,2005	$	$	$
Per CDN GAAP	(13,584,454)	(718,289)	(1,161,708)	(1,916,768)
Pre-developments costs	(5,275,823)	(5,996)	(63,112)	(11,146)
Per US GAAP	(18,860,277)	(724,285)	(1,224,820)	(1,927,914)

Cash flows from investing activities

	April 7, 1986
	(Inception) to	2005	2004	2003
	August 31,2005	$	$	$
Per CDN GAAP	(6,630,621)	(226,217)	(109,010)	(218,560)
Pre-developments costs	5,275,823	5,996	63,112	11,146
Per US GAAP	(1,354,798)	(220,221)	(45,898)	(207,414)

i)	New Accounting Standards

Under the Securities and Exchange Commission’s Staff Accounting Bulletin No.74, the Company is required to disclose certain information related to recently issued accounting standards. The recently issued accounting standards are summarized as follows:

U.S. Standards

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 151, “Inventory Costs – an amendment of ARB No. 43 Chapter 4” (“SFAS 151”). The Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that, "… under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges..." This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that adoption of SFAS 151 will have a material impact on its results from operations or financial position.

…/19

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 18 -

Note 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

h)	New Accounting Standards (continued)

In December 2004, the FASB issued FASB Interpretations (“FIN”) No. 47, “Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143”. The Interpretation clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred— generally upon acquisition, construction, or development and (or) through the normal operation of the asset. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. Statement 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company does not expect that adoption of FIN 47 will have a material impact on its results from operations or financial position.

In December 2004, the FASB issued SFAS 152, “Accounting for Real Estate Time-Sharing Transactions— an amendment of FASB Statements No. 66 and 67”. The Statement amends FASB Statement No. 66,

Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions. This Statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. SFAS 152 is effective for real estate time-sharing transactions occurring in fiscal period beginning after June 15, 2005. The Company does not expect that adoption of SFAS 152 will have a material impact on its results from operations or financial position.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, “Exchange of Non monetary Assets – an amendment of APB Opinion No. 29” (“SFAS 153”) which amends Accounting Principles Board (“APB”) Opinion No. 29, “Accounting for Non monetary Transactions” to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for non-monetary asset exchanges occurring in fiscal period beginning after June 15, 2005. The Company does not expect that adoption of SFAS 153 will have a material impact on its results from operations or financial position.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123R, “Share Based Payment” (“SFAS 123R”). SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. As the Company is using fair value method to recognize stock-based compensation, the Company does not expect that adoption of SFAS 123R will have a material impact on its results from operations or financial position.

…/20

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 19-

Note 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

h)	New Accounting Standards (continued)

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3” (SFAS 154”) which replaces APB Opinion No. 20, “Accounting Changes” and FASB 3 “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transaction provisions, those provisions should be followed. SFAS 154 requires the issuer to report all voluntary changes in accounting principle via retrospective application, unless impracticable, which enhances the consistency of financial information between periods. SFAS 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date of SFAS 154 was issued.

Canadian Standards

In January 2004 and amended in December 2004, the CICA issued Accounting Guideline No. 18 “Investment Companies” (“AcG-18”). AcG-18 requires investment companies to carry investment at fair value when they otherwise would have had to consolidate them or account for them using the equity method (An investment company will, however, consolidate a controlling interest in another investment company The Company does not expect that adoption of AcG-18 will have a material impact on its results from operations or financial position.

In January 2005 and amended in March 2005, the CICA issued EIC-151 “Exchangeable Securities Issued by Subsidiaries of Income Trust”, which provides guidance on how should exchangeable securities representing the retained interest in a subsidiary of an income trust be presented on the consolidated balance sheet of the income trust, the exchangeable securities be measured, the accounting treatment for the conversion of exchangeable securities that are not presented as part of unitholders’ equity, and earnings per shares be calculated. EIC –151 should be applied for financial years beginning on or after June 30, 2005, with earlier adoption encouraged. The Company does not expect that adoption of EIC-151 will have a material impact on its results from operations or financial position.

In March 2005, the CICA issued EIC-152 “Mining Assets – Impairment and Business Combination”, which provides guidance on an issue when testing mining assets for impairment under CICA 3063. Some mining entities exclude estimated cash flows associated with the economic value of a mining asset beyond that asset’s proven and probable reserves, and those estimated cash flows may also exclude the effects of anticipated fluctuations in the future market price of minerals over the period of cash flows. EIC–152 should be applied for financial years beginning on or after March 16, 2005. As the Company is a pre-operating stage entity and capitalized deferred exploration cost under AcG-11, the Company does not expect that adoption of EIC-152 will have a material impact on its results from operations or financial position.

In April 2005, the CICA issued EIC-154 “Accounting for Pre-Existing Relationships Between the Parties of a Business Combination”. EIC-154 addresses whether a business combination between two parties that have a pre-existing relationship should be evaluated to determine if a settlement of a pre-existing relationship exists, thus requiring the acquirer to account for the settlement separately from the business combination. EIC-154 shall be effective for a component of an enterprise that is either disposed of or classified as held for sale in fiscal years beginning after April 22, 2005. The Company does not expect that adoption of EIC- 154 will have a material impact on its results from operations or financial position.

…/21

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 20-

Note 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

h)	New Accounting Standards (continued)

In April 2005, the CICA issued new Section 1530 “Comprehensive Income”, the new section establishes standards for reporting and display of comprehensive income. The main feature of Section 1530 is a requirement for an enterprise to present comprehensive income and its components, as well as net income, in its financial statements. Section 1530 should be applied for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

In April 2005, the CICA issued new Section 3251 “Equity”, the new section, which replaces section 3250 “Surplus”, establishes standards for the presentation of equity and changes in equity during the reporting period. The main feature of Section 3250 is a requirement for an enterprise to present separately each of the changes in equity during the period, including comprehensive income, as well as components of equity at the end of the period. Section 3251 should be applied for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

In April 2005, the CICA issued new Section 3855 “Financial instruments – recognition and measurement”, the new section establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The main features of Section 3855 are classified financial assets as held for trading, held to maturity, loans and receivables, or available for sales and their measurement. Section 3855 should be applied for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

In April 2005, the CICA issued new Section 3861 “Financial instruments – disclosure and presentation”, the new section, which replaces section 3860 “Financial instruments – disclosure and presentation”, establishes standards for the presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. Section 3861 should be applied for fiscal years beginning on or after November 1, 2004.

In April 2005, the CICA issued new Section 3865 “Hedges”, the new section establishes standards for when and how hedge accounting may be applied. Section 3865 should be applied for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

In May 2005, the CICA issued Accounting Guideline (“AcG”) - 19 “Disclosure by entities subject to rate regulation”. The guideline presents the views of the Accounting Standard Board on certain aspects of the disclosure and presentation of information in the financial statements of entities providing services or products for which customer rates are established, or subject to approval, by a regulator or a governing body empowered by status or contract to set rates. The Company does not expect that adoption of AcG-19 will have a material impact on its results from operations or financial position.

In June 2005, the CICA released new Handbook Section 3831, Non-monetary Transactions, effective for fiscal periods beginning on or after January 1, 2006. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria. Commercial substance replaces the culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. The Company does not expect that adoption of Section 3831 will have a material impact on its results from operations or financial position.